Exhibit 99.4
LETTER OF TRANSMITTAL AND ELECTION FORM
to accompany certificates for
Multiple Voting Shares of
EXTENDICARE INC.
Please carefully review the instructions before completing this Letter of Transmittal and Election Form. Computershare Investor Services Inc., your investment advisor, stockbroker, bank manager, lawyer or other professional advisor can assist you in completing this Letter of Transmittal and Election Form.
The Instructions and Rules set out below should be read carefully before this Letter of Transmittal and Election Form is completed.
This Letter of Transmittal and Election Form is for use by holders (the “Shareholders”) of Multiple Voting Shares (the “Shares”) of Extendicare Inc. (the “Corporation”) in connection with the proposed arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act that is being submitted for approval at the special meeting (the “Meeting”) of Shareholders to be held on October 16, 2006, at 2:00 p.m. (Toronto time) or at any adjournment(s) or postponement(s) thereof. Shareholders are referred to the management proxy circular of the Corporation dated September 13, 2006 (the “Circular”) that accompanies this Letter of Transmittal and Election Form. Capitalized terms used but not defined in this Letter of Transmittal and Election Form have the respective meanings set out in the Circular.
This Letter of Transmittal and Election Form, properly completed and duly executed, together with all other required documentation, must accompany all certificate(s) representing Shares deposited for exchange pursuant to the Arrangement and must be received by the depository, Computershare Investor Services Inc. (the “Depository”), at the addresses set forth on the back page of this Letter of Transmittal and Election Form. The Depository or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal and Election Form. Additional forms are available by contacting the Depository.
Shareholders who wish to elect to receive Exchangeable LP Units must deliver this Letter of Transmittal and Election Form, properly completed and executed, together with all other required documents including all certificates representing Shares in respect of which they wish to make the election, in accordance with the terms of delivery herein by 5:00 p.m. (Toronto time) on October 12, 2006 (being the second last Business Day immediately preceding the date of the Meeting) or if such Meeting is adjourned or postponed, such time on the second last Business Day immediately preceding the date of such adjourned or postponed meeting (the “Election Deadline”). Shareholders who fail to do so will not be entitled to receive Exchangeable LP Units.
Election
Pursuant to the Arrangement, a Shareholder will receive, in exchange for each of its Shares, one share of Class B common stock of Assisted Living Concepts, Inc. (an “ALC Share”) and 1.075 common shares in the capital of Extendicare (each an “Extendicare Common Share”), having the rights, privileges, restrictions and conditions set out in Schedule A to Plan of Arrangement (as defined in the Circular). Depending on the election made by the Shareholder pursuant to this Letter of Transmittal and Election Form, each Extendicare Common Share so received by the Shareholder will then be exchanged for:
(i)	units (the “REIT Units”) of Extendicare Real Estate Investment Trust (the “REIT”) on the basis of one REIT Unit for each Extendicare Common Share; or

(ii)	if the Shareholder is not an Excluded Shareholder (as defined below), subject to compliance with the Instructions and Rules (set out below), Class B limited partnership units (the “Exchangeable LP Units”) of Extendicare Limited Partnership (“Extendicare Holding Partnership”) on the

basis of one Exchangeable LP Unit (together with the associated Ancillary Rights) for each Extendicare Common Share; or
(iii)	if the Shareholder is not an Excluded Shareholder (as defined below), subject to compliance with the Instructions and Rules (set out below), a combination of REIT Units and Exchangeable LP Units (together with the associated Ancillary Rights) on the same basis set out in (i) and (ii) above.
An “Excluded Shareholder” means a Shareholder: (i) that is a non-resident of Canada (a "Non-Resident”) within the meaning of the Income Tax Act (Canada) (the “Tax Act”); (ii) that is generally exempt from tax under Part I of the Tax Act; (iii) that is a partnership; (iv) that would acquire Exchangeable LP Units as a “tax shelter investment” for the purposes of the Tax Act; or (v) an interest in which is a “tax shelter investment” for the purposes of the Tax Act.
The maximum number of Exchangeable LP Units to be issued pursuant to the Arrangement to Shareholders who elect to receive Exchangeable LP Units (the “Electing Shareholders”) will be limited to such amount (the “Maximum Number”) as is determined by Holding GP in its sole and absolute discretion, provided that the Maximum Number shall in no event exceed 35% of the outstanding Extendicare Common Shares immediately prior to the amalgamation of the Corporation and Newco pursuant to the Arrangement. In the event that the aggregate number of Exchangeable LP Units which all Electing Shareholders elect to receive is greater than the Maximum Number, Exchangeable LP Units not exceeding the Maximum Number will be allocated on a pro rata basis to each Electing Shareholder. In that case, each Electing Shareholder will be deemed to have elected to exchange that number of Extendicare Common Shares for Exchangeable LP Units that results in such Electing Shareholder receiving Exchangeable LP Units equal to the number of Exchangeable LP Units allocated to such Electing Shareholder, and the balance of such Electing Shareholder’s Extendicare Common Shares shall be exchanged for REIT Units on the basis of one REIT Unit for each Extendicare Common Share (subject to rounding).
For certain Shareholders, electing to receive Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies (provided a tax election is properly made in accordance with the Tax Act and any applicable provincial tax legislation, as described below). However, electing to receive Exchangeable LP Units may not be appropriate for all Shareholders and could give rise to certain adverse tax consequences. Shareholders who are considering electing to receive Exchangeable LP Units should refer to “Certain Canadian Federal Income Tax Considerations” and “Risk Factors – Tax Related Risks” in the Circular. Such Shareholders should also consult their own legal and tax advisors with respect to the legal and tax consequences associated with electing this alternative and the acquisition, holding or disposing of Exchangeable LP Units in their particular circumstances. Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including: (i) restrictions on transferability; and (ii) restrictions on the exercise of the Exchange Rights. In particular, Exchangeable LP Units will not be exchangeable into REIT Units under any circumstances for a period of 90 days from the Effective Date, except with the consent of the board of directors of Holding GP. The Exchangeable LP Units will not be transferable except in connection with an exchange for REIT Units or in the circumstances described in the Circular under “Description of Extendicare Holding Partnership - Transfer of LP Units”. The Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system. The Exchangeable LP Units will be automatically exchanged for REIT Units on the fifth anniversary of the Effective Date. In certain circumstances, Extendicare Holding Partnership will have the right to require the exchange of Exchangeable LP Units for REIT Units prior to such fifth anniversary. See “Description of Extendicare Holding Partnership” and “Risk Factors” in the Circular. Holders of Exchangeable LP Units will receive Special Voting Units of the REIT that will each initially entitle the holder to one vote at meetings of Unitholders of the REIT.
Regardless of which election outlined above is selected, all Shareholders must complete and execute this Letter of Transmittal and Election Form, select an election and deliver this Letter of Transmittal and Election Form, together with all certificates representing the Shares to be exchanged, to Computershare Investor Services Inc. at one of the addresses set forth on the back page of this Letter of Transmittal and Election Form as soon as possible, and if a Shareholder elects to receive Exchangeable LP Units, prior to the Election Deadline.

Where: (i) no election is made; or (ii) the election is not properly made; or (iii) either the Letter of Transmittal and Election Form or the certificate(s) representing the Shares are received after the Election Deadline; or (iv) a Shareholder is an Excluded Shareholder, the Shareholder will be deemed to have elected to receive only REIT Units in exchange for all of its Extendicare Common Shares pursuant to the Arrangement.
Tax Election
As described in detail in the Circular, for Shareholders that elect to receive Exchangeable LP Units and that otherwise comply with the conditions and limitations set out herein and in the Circular, Extendicare Holding Partnership has agreed to make a joint election under subsection 97(2) of the Tax Act (and the corresponding provisions of any applicable provincial or territorial tax legislation) with such Shareholders at an elected amount to be determined by each of the Shareholders, subject to the limitations under the Tax Act (or any applicable provincial tax legislation). In order to be eligible to make the tax election, an Electing Shareholder must first complete and return to the Depository by the Election Deadline a Letter of Transmittal and Election Form in which the Electing Shareholder elects to exchange all or a portion of their Extendicare Common Shares for Exchangeable LP Units. The Depository will then forward a federal tax election package to those Electing Shareholders who indicate below that they wish to receive such a package. An Electing Shareholder must then provide to Holding GP, on behalf of Extendicare Holding Partnership, two signed copies of the necessary tax election forms within 60 days following the Effective Date duly completed with the details of the number of the Extendicare Common Shares transferred and the applicable agreed amount for the purposes of the election. Provided the tax election forms are received by Extendicare Holding Partnership within 60 days following the Effective Date and are otherwise properly completed, Holding GP will sign such tax election forms on behalf of Extendicare Holding Partnership and will return them to the Electing Shareholder for filing by the Electing Shareholder with the CRA (or the applicable provincial or territorial tax authority). Holding GP will not sign a tax election form received from or make an election with respect to a particular Electing Shareholder unless properly completed tax election forms are received from the Electing Shareholder by Extendicare Holding Partnership within 60 days of the Effective Date.
The completion of a tax election form is complicated. In order for the tax election form to be properly completed, it must refer to the appropriate number of Extendicare Common Shares (rather than Shares) being transferred by the Shareholder to Extendicare Holding Partnership. Electing Shareholders should also be aware that the adjusted cost base of the Extendicare Common Shares received by them pursuant to the Arrangement will likely differ from, and may be less than, the adjusted cost base of their Extendicare Multiple Voting Shares. See “Certain Canadian Federal Income Tax Considerations – The Arrangement – Exchange of Extendicare Shares for Extendicare Common Shares and ALC Shares” and “–Transfer of Shares to Extendicare Holding Partnership” in the Circular. Eligible Shareholders considering making the election should consult their own legal and tax advisors in order to properly complete a tax election form based on their own particular circumstances.

TO:	EXTENDICARE INC.
AND TO:	EXTENDICARE REAL ESTATE INVESTMENT TRUST
AND TO:	EXTENDICARE LIMITED PARTNERSHIP
AND TO:	EXTENDICARE HOLDING GENERAL PARTNER INC.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., at either of its addresses set out below
PART 1
SHARES TRANSMITTED
The undersigned hereby delivers, for exchange upon the Arrangement becoming effective, the enclosed certificate(s) for Shares, details of which are as follows:

Name(s) and Address(es)
of Registered Holder(s)	Certificate Number(s)	Number of Shares

TOTAL
(If space is insufficient, please attach a separate list in the above form)
Pursuant to the Arrangement, you will receive one ALC Share and 1.075 Extendicare Common Shares for each Share. The Extendicare Common Shares that you receive will then be exchanged for REIT Units, Exchangeable LP Units or a combination of REIT Units and Exchangeable LP Units depending on the election you make in Part 2 below.
To determine the number of REIT Units and/or Exchangeable LP Units you are ultimately entitled to receive for your Shares, you will first need to calculate the number of Extendicare Common Shares you are entitled to receive for your Shares deposited hereunder, as follows:
•	multiply the total number of Shares deposited hereunder (as set out in the box above) by 1.075 – if the result is a whole number (i.e., you do not end up with a fraction), enter the result on the line below, above “Total Number of Extendicare Common Shares”; and

•	if you end up with a fraction, round up any fraction of 0.5 or more to the nearest whole number or round down any fraction less than 0.5 to the nearest whole number and enter the result on the line below, above “Total Number of Extendicare Common Shares”.

x 1.075 =
Total Number of Shares		Total Number of Extendicare Common Shares
(subject to rounding (see above))

PART 2
ELECTION BY SHAREHOLDERS
MAKE ONE OF THE FOLLOWING ELECTIONS
(Note: This Part 2 only relates to whether you will receive REIT Units or Exchangeable LP Units in exchange for the Extendicare Common Shares that you will receive for your Shares. It does not affect your right to receive ALC Shares.)
If you are an Excluded Shareholder, or if you fail to make an election below (or the election fails to comply with the other requirements of such election) prior to the Election Deadline, you will be deemed to have elected to receive only REIT Units in exchange for the Extendicare Common Shares that will be received by you for the Shares deposited hereunder and you will not be entitled to receive any Exchangeable LP Units.
Option 1 – Election to Receive Only REIT Units
☐	Please check this box if you wish to exchange all of the Extendicare Common Shares that you will receive for your Shares for REIT Units. If you make this election, you will receive one REIT Unit for each Extendicare Common Share.
The undersigned hereby elects to exchange all of the Extendicare Common Shares to be received by the undersigned in exchange for the Shares deposited hereunder for REIT Units upon completion of the Arrangement.
- OR -
Option 2 – Election to Receive Only Exchangeable LP Units
                   (Only For Shareholders Other Than Excluded Shareholders)
☐	Please check this box if you wish to exchange all of the Extendicare Common Shares that you will receive for your Shares for Exchangeable LP Units. If you make this election, you will receive one Exchangeable LP Unit for each Extendicare Common Share (subject to limitations described below).
The undersigned hereby elects to exchange all of the Extendicare Common Shares to be received by the undersigned in exchange for the Shares deposited hereunder for Exchangeable LP Units upon completion of the Arrangement.
- OR -

Option 3 – Election to Receive Exchangeable LP Units and REIT Units
                   (Only For Shareholders Other Than Excluded Shareholders)
☐	Please check this box if you wish to exchange some of the Extendicare Common Shares (insert number in line (1) below) that you will receive for your Shares for Exchangeable LP Units and some of the Extendicare Common Shares (insert number in line (2) below) that you will receive for your Shares for REIT Units. If you make this election, you will receive the number of Exchangeable LP Units inserted in line (1) below (subject to limitations described below) and the number of REIT Units inserted in line (2) below.
     The undersigned hereby elects to exchange:
(1)	(insert number) Extendicare Common Shares to be received by the undersigned in exchange for the Shares deposited hereunder for Exchangeable LP Units (and related Ancillary Rights) upon completion of the Arrangement; and

(2)	(insert number) Extendicare Common Shares to be received by the undersigned in exchange for the Shares deposited hereunder for REIT Units upon completion of the Arrangement
Note: The sum of the number of Extendicare Common Shares inserted in lines (1) and (2) of Option 3 above should equal the Total Number of Extendicare Shares set out in Part 1 of this Letter of Transmittal and Election Form. If you also own Subordinate Voting Shares of the Corporation, you will need to complete and submit a separate Letter of Transmittal and Election Form for your Subordinate Voting Shares, which is printed on green paper.
SHAREHOLDERS ELECTING OPTION 2 OR OPTION 3:
If you elected Option 2 or Option 3 above, you acknowledge that in the event the total number of Exchangeable LP Units elected by all Electing Shareholders exceeds the Maximum Number, the number of Exchangeable LP Units to be received by you will be determined based on the proportion that the number of Extendicare Common Shares for which you have validly elected to receive Exchangeable LP Units bears to the total number of Extendicare Common Shares for which all Electing Shareholders have validly elected to receive Exchangeable LP Units.
If you do not elect to exchange all of the Extendicare Common Shares to be received by you for your Shares for Exchangeable LP Units, the balance of the Extendicare Common Shares to be received by you for your Shares will be exchanged for REIT Units. If you receive a lesser number of Exchangeable LP Units by reason of the pro rating described above, the balance of such Extendicare Common Shares shall be exchanged for REIT Units pursuant to the Plan of Arrangement (subject to rounding).
BY ELECTING OPTION 2 OR OPTION 3, THE UNDERSIGNED UNDERSTANDS THAT THERE ARE TRANSFER RESTRICTIONS AND LIMITATIONS ASSOCIATED WITH EXCHANGEABLE LP UNITS AND THE POTENTIAL TAX AND OTHER CONSEQUENCES ASSOCIATED WITH THE ACQUISITION, HOLDING AND DISPOSING OF EXCHANGEABLE LP UNITS.
Note: The requested information in item (1) below must be provided in order for an election to receive Exchangeable LP Units under Option 2 or Option 3 to be valid. If any information is not provided prior to the Election Deadline, or is considered to be incomplete, you will be deemed to have elected to receive REIT Units only.

(1) Excluded Shareholder Status
☐	Please check this box if you are not an Excluded Shareholder (as defined above)
(2) Tax Election Package
☐	Please check this box if you require a federal tax election package to be provided to you by the Depository
Note: Certain provincial or territorial jurisdictions may require that a separate joint election be filed for provincial or territorial income tax purposes. Provided that the conditions outlined in this Letter of Transmittal and Election Form are complied with, Holding GP, on behalf of Extendicare Holding Partnership, will also make a provincial or territorial joint election with a Shareholder under the provision of any relevant provincial or territorial income tax legislation with similar effect to subsection 97(2) of the Tax Act. Shareholders should consult their own legal and tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority. It will be the sole responsibility of each Shareholder who wishes to make such an election to obtain the necessary provincial or territorial election forms and to submit such forms for execution to Extendicare Holding Partnership in the same manner and within the same time as the federal tax election form enclosed in the tax election package.
PART 3
RESIDENCY STATUS
Part 3 of this Letter of Transmittal and Election Form applies to all Shareholders.
By execution of this Letter of Transmittal and Election Form, you hereby represent and warrant that, for the purposes of the Tax Act, you are an individual, trust, corporation or partnership that is (please check appropriate box):
☐	not a Non-Resident for Canadian income tax purposes
     - OR -
☐	a Non-Resident for Canadian income tax purposes
     Shareholders that are Non-Residents, indicate country of residence:
Note: A Shareholder that is a partnership that has any Non-Resident partner(s) should represent and warrant above that it is “a Non-Resident for Canadian income tax purposes”.

PART 4
EXCHANGEABLE LP UNIT ELECTION
Part 4 of this Letter of Transmittal and Election Form applies only to Electing Shareholders who elect to receive Exchangeable LP Units under Option 2 or Option 3 in Part 2 above.
Conditions, Acknowledgements and Covenants
Any Shareholder who elects to exchange Extendicare Common Shares for Exchangeable LP Units that exceed its pro rata share of the Maximum Number will be deemed to have elected to exchange only such number of Extendicare Common Shares for Exchangeable LP Units that results in the Shareholder receiving Exchangeable LP Units equal to its pro rata share of the Maximum Number of Exchangeable LP Units, and the balance of such Shareholder’s Extendicare Common Shares shall be exchanged for REIT Units pursuant to the Plan of Arrangement (subject to rounding).
Shareholders that are Excluded Shareholders may not receive Exchangeable LP Units under any circumstances. A Shareholder who is an Excluded Shareholder regardless of whether or not it properly completes and signs this Letter of Transmittal and Election Form and delivers it before the Election Deadline will be deemed to have elected to receive REIT Units in respect of all of its Extendicare Common Shares and the issuance of any Exchangeable LP Units (and the Ancillary Rights associated therewith) to such a Person will be cancelled and be deemed to be void ab initio.
The undersigned acknowledges that a holder of Exchangeable LP Units may not be a Person that is an “Excluded Person” as defined in the Circular. The undersigned covenants, agrees and undertakes to immediately notify Holding GP if the undersigned is about to become or becomes an Excluded Person. Furthermore, the undersigned covenants, agrees and undertakes not to transfer any Exchangeable LP Units received by it to an Excluded Person (and hereby acknowledges that the Exchangeable LP Units will not be transferable except in connection with an exchange for REIT Units or in the circumstances described in the Circular under “Description of Extendicare Holding Partnership – Transfer of LP Units”). The undersigned hereby acknowledges its understanding that Extendicare Holding Partnership’s limited partnership agreement (the “Limited Partnership Agreement”) provides Extendicare Holding Partnership and Holding GP with certain rights that may result in adverse consequences to the undersigned in the event that the undersigned becomes an Excluded Person (or fails to provide Extendicare Holding Partnership with such evidence as Extendicare Holding Partnership may request to determine whether or not the undersigned is or has become an Excluded Person) or attempts to transfer Exchangeable LP Units in contravention of the foregoing restrictions. In general terms, the Limited Partnership Agreement provides that a holder of the Exchangeable LP Units that contravenes the foregoing restrictions shall be deemed to have ceased to be a limited partner of Extendicare Holding Partnership with effect immediately before the date of contravention and to have exchanged such holder’s Exchangeable LP Units into the applicable number of REIT Units at that time. The description of the rights available to Extendicare Holding Partnership and Holding GP upon a contravention of the foregoing restrictions is not complete and reference should be made to the complete text of the Limited Partnership Agreement.
By checking the applicable box beside Option 2 or Option 3 in Part 2 above to elect to receive Exchangeable LP Units for all or a portion of the undersigned’s Extendicare Common Shares, the undersigned: (i) represents that the undersigned is not an Excluded Shareholder (as defined herein and in the Circular); and (ii) acknowledges that none of the addressees above or any other member of the REIT Group (A) has made any representation as to the tax or other consequences of making this election or the tax election associated therewith, and (B) bears any responsibility for the completeness or accuracy of any tax election form to be filed with any governmental authority with respect to the transfer of the undersigned’s Extendicare Common Shares to Extendicare Holding Partnership or for the timely filing of such form (including late filing penalties). With the exception of the execution by Holding GP, on behalf of Extendicare Holding Partnership, of any properly completed tax election form that is received by Extendicare Holding Partnership within 60 days of the Effective Date, compliance with the requirements for valid tax elections will be the sole responsibility of the Shareholder making the elections. Accordingly, Extendicare Holding Partnership, Holding GP, the REIT, Extendicare Trust, the Corporation and the Depository will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure of a Shareholder to properly complete any tax election form or properly file it within the time required and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial or territorial tax legislation).
Holding GP, on behalf of Extendicare Holding Partnership, will only execute a tax election form submitted by an Electing Shareholder if the election form is properly completed and received by Holding GP within 60 days of the Effective Date of the Arrangement. Holding GP, on behalf of Extendicare Holding Partnership, will not execute any tax election form that is received by it more than 60 days after the Effective Date, or that is incomplete or contains inaccurate information. Electing Shareholders will need to ensure that any tax election form submitted to Extendicare Holding Partnership properly describes the property being transferred to Extendicare Holding Partnership as the appropriate number of Extendicare Common Shares (not Extendicare Multiple Voting Shares), otherwise the form will not be signed by Holding GP and the tax election will not be valid. In addition, Electing Shareholders will need to ensure that the number of Extendicare Common Shares shown on the tax election form does not exceed the number of Extendicare Common Shares in respect of which the Shareholder has elected to receive Exchangeable LP Units under Option 2 or Option 3 in Part 2 above (or, if the aggregate number of Exchangeable LP Units which all Electing Shareholders elect to receive is greater than the Maximum Number, does not exceed the Shareholder’s pro rata share of Extendicare Common Shares determined as described above), otherwise the form will not be signed by Holding GP and the tax election will not be valid.
The undersigned acknowledges that it is the intention of Extendicare Holding Partnership, in creating the Exchangeable LP Units, to have the economic attributes associated with the Exchangeable LP Units be, as nearly as practicable, equivalent to those of REIT Units. The undersigned acknowledges and understands that the Exchangeable LP Units may not be appropriate for all Shareholders, including the undersigned, and that certain tax and other consequences are associated with electing to receive and holding Exchangeable LP Units that differ from those associated with electing to receive and holding REIT Units. The undersigned further acknowledges that none of the Corporation, the REIT, Extendicare Holding Partnership or any of their respective affiliates, trustees, directors, officers, employees, agents or representatives has any responsibility or liability for the completeness, accuracy or filing of any tax election form or information.
Power of Attorney
Upon electing to receive Exchangeable LP Units, the undersigned hereby irrevocably nominates, constitutes and appoints Holding GP, with full power of substitution, as its true and lawful attorney and agent, both before and after dissolution of Extendicare Holding Partnership, each with full power and authority in its name, place and stead to execute, under seal or otherwise, swear to, acknowledge, deliver, make, record and file when, as and where required or appropriate, any and all of the following:
(a)	the Limited Partnership Agreement and the Exchange and Support Agreement and counterparts thereof, and all documents and instruments necessary or appropriate to form, qualify or continue the qualification of Extendicare Holding Partnership as a valid and subsisting limited partnership in any jurisdiction where Extendicare Holding Partnership may carry on business or own or lease property in order to establish or maintain the limited liability of the limited partners and to comply with the applicable laws of any such jurisdiction;

(b)	all instruments and certificates necessary to reflect any amendments to the Limited Partnership Agreement or the certificate of limited partnership or the Exchange and Support Agreement which are approved pursuant to the terms of the Limited Partnership Agreement or the Exchange and Support Agreement, as applicable;

(c)	all instruments and certificates necessary to effect the realization or the seizure of any limited partner’s Exchangeable LP Unit certificate, including but not limited to any certificate of transfer;

(d)	all conveyances and other instruments necessary to effect the dissolution and termination of Extendicare Holding Partnership, including cancellation of any unit certificates and the signing of any elections under subsection 98(3) of the Tax Act, as may be amended or reenacted from time to time, and any analogous provincial legislation;

(e)	such documents on behalf of and in the name of Extendicare Holding Partnership and for the limited partners as may be necessary to give effect to the purpose of Extendicare Holding Partnership or the Exchange and Support Agreement as described in the Limited Partnership Agreement or the Exchange and Support Agreement, as applicable;

(f)	all instruments, deeds, agreements or documents executed by Holding GP in carrying on the business of Extendicare Holding Partnership as authorized in the Limited Partnership Agreement, including those necessary to purchase, sell, or hold the assets of Extendicare Holding Partnership;

(g)	all applications, elections, determinations, objections, notices of objection or designations under the Tax Act or any other taxation or other legislation or similar laws of Canada or province therein or of any other jurisdiction in respect of the affairs of Extendicare Holding Partnership or of a partner’s interest in Extendicare Holding Partnership, including all applications, elections, determinations, objections or designations under the Tax Act (including any elections under subsection 85(2) or subsection 97(2) of the Tax Act) or other legislation or similar laws of Canada or of any other jurisdiction with respect to any other governmental credit, grant or benefit, the sale or transfer of any of the assets by or to Extendicare Holding Partnership, the distribution of the assets of Extendicare Holding Partnership, or the dissolution and termination of Extendicare Holding Partnership;

(h)	any instrument or document which may be required to effect the continuation of Extendicare Holding Partnership, or the admission of an additional or substitute partner; and

(i)	any instrument or document required or appropriate to be filed with any governmental body or authority respecting the business or property of Extendicare Holding Partnership, the assets of Extendicare Holding Partnership or the Limited Partnership Agreement.
By exchanging Extendicare Common Shares for Exchangeable LP Units or accepting transfer of an Exchangeable LP Unit or accepting assignment of the interest of a limited partner as the beneficial owner or holder of an Exchangeable LP Unit, each limited partner acknowledges and agrees that it has given such power of attorney and will ratify any and all actions taken by Holding GP pursuant to such power of attorney and, if required by Holding GP, the undersigned will execute any document, agreement, instrument, election or application reasonably required to give effect to any matter referred to above.
The power of attorney granted herein is irrevocable, given for consideration and is a power coupled with an interest. The power of attorney granted herein shall continue despite any mental incompetence of the undersigned, shall survive the death or disability of the undersigned and shall survive the transfer or assignment by the undersigned, to the extent of the obligations of a limited partner under the Limited Partnership Agreement and the Exchange and Support Agreement, of the whole or any part of the interest of the undersigned in Extendicare Holding Partnership, extends to heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the limited partner, and may be exercised by Holding GP on behalf of each limited partner in executing any instrument by a facsimile signature or by listing all of the limited partners and executing such instrument with a single signature as attorney and agent for all of them. The undersigned agrees to be bound by any representations or actions made or taken by Holding GP pursuant to this power of attorney and thereby waives any and all defences which may be available to contest, negate or disaffirm the action of Holding GP taken in good faith under this power of attorney. The undersigned declares that these powers of attorney may be exercised during any legal incapacity or mental infirmity on its part. This power of attorney shall continue in respect of Holding GP so long as it is the general partner of Extendicare Holding Partnership, and shall terminate thereafter, but shall continue in respect of a new general partner as if the new general partner were the original attorney.
PART 5
GENERAL
The undersigned, by execution of this Letter of Transmittal and Election Form, hereby covenants, represents and warrants that: (i) the undersigned, or the Person on whose behalf the enclosed certificate(s) for Shares are being surrendered, has good title to and is the beneficial owner of the Shares represented by the share certificate(s) indicated in the table in Part 1 above; (ii) such Shares are held by the undersigned, or by such Person, free and clear of all mortgages, liens, restrictions, charges, encumbrances, pledges, hypothecations, security interests, claims, equities, adverse interests and rights of others whatsoever; (iii) if the undersigned has indicated in Part 2 above that the undersigned is not an Excluded Person, the undersigned is not an Excluded Person (iv) the undersigned is a Non-Resident or not a Non-Resident as indicated by the undersigned in Part 3 above; (v) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form and to surrender the enclosed certificate(s) for such Shares and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Shares to any other Person; (vi) unless the undersigned shall have revoked this Letter of Transmittal and Election Form by notice in writing given to the Depository prior to completion of the Arrangement, the undersigned will not, prior to such time, transfer or permit to be transferred any such Shares held by the undersigned; and (vii) all information inserted into this Letter of Transmittal and Election Form by or on behalf of the undersigned is accurate and all representations and warranties of the undersigned given in this Letter of Transmittal and Election Form will be true and correct immediately prior to the Effective Time as if made at and as of that time and the undersigned undertakes to notify the Depository immediately of any change in any representation, warranty or other information relating to the undersigned set forth herein which takes place prior to the Effective Time.
The undersigned acknowledges and agrees that: (a) all covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Arrangement; (b) all authority herein conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned, as the case may be; and (c) all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares surrendered in connection with the Arrangement shall be determined by the Corporation, the REIT and Extendicare Holding Partnership in their sole discretion and that such determination shall be final and binding and the undersigned acknowledges that there is no duty or obligation upon the Corporation, the REIT, Extendicare Holding Partnership, the Depository or any other Person to give notice of any defect or irregularity in any such surrender of Shares and no liability will be incurred by any of them for failure to give any such notice.
The undersigned acknowledges that, upon the Arrangement becoming effective, all the right, title and interest of such holder in such Shares will be cancelled in consideration for ALC Shares and Extendicare Common Shares, which Extendicare Common Shares will be exchanged for REIT Units and/or Exchangeable LP Units (and related Ancillary Rights) in accordance with the election made above and the terms of the Arrangement. The certificate(s) representing Shares described above under “Shares Transmitted” are enclosed and the undersigned hereby irrevocably transmits such certificate(s) to be dealt with in accordance with this Letter of Transmittal and Election Form. It is understood that upon: (i) receipt of this Letter of Transmittal and Election Form (together with such other documents as may be required); (ii) receipt of the certificate(s) described above; and (iii) completion of the Arrangement, the Depository will, as soon as practicable, cancel the certificate(s) described above, and send to the registered holder of such Shares, or such other Person designated below, the ALC Shares, the REIT Units and/or Exchangeable LP Units (and related Ancillary Rights), that such Person is entitled to in accordance with the Arrangement.
The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and Election Form or a proxy granted for use at the Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Shares being deposited. No subsequent authority, other than a proxy granted for use at the Meeting to be held to consider the Arrangement, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Shares.
In order to satisfy any Canadian withholding tax obligations arising from the distribution of ALC Shares, the undersigned acknowledges and agrees that the required number of ALC Class B Shares to satisfy any such withholding tax will be converted under ALC‘s constating documents into ALC Class A Shares and Extendicare will direct the Depository to sell on the undersigned’s behalf sufficient ALC Class A Shares on the NYSE in order to satisfy any such withholding tax obligations, to remit from the proceeds of such sale sufficient funds to CRA to satisfy such withholding obligation, and to remit the balance, if any, of such proceeds to the holder.
By reason of the use by the undersigned of this Letter of Transmittal and Election Form, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn up exclusively in the English language. De par 1’utilisation de la présente lettre d’envoi et formulaire de choix, le soussigné est réputé avoir demandé que tous les contrats dont atteste 1’arrangement, tel qu’il est accepté au moyen de la présente lettre d’envoi et formulaire de choix, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.
PART 6
REGISTRATION AND DELIVERY INSTRUCTIONS
Upon receipt and deposit of: (i) this Letter of Transmittal and Election Form, properly completed and signed; (ii) certificate(s) representing the Shares to be exchanged; and (iii) any other required documentation which may be specified by the Depository, and following the Effective Date of the Arrangement, ALC Shares, REIT Units and/or Exchangeable LP Units to which the undersigned is entitled will be registered, and certificate(s) for ALC Shares, REIT Units and/or Exchangeable LP Units to which the undersigned is entitled will be delivered, by the Depository or its agent to the address shown in Box A below, or if Box B below is completed, to the address shown in Box B or, if Box C below is completed, will be held for pick up at the Toronto office of the Depository. In each case, the certificate(s) representing the ALC Shares, the REIT Units and/or Exchangeable LP Units, as applicable, will be registered in the name shown in Box A below.
The undersigned instructs the Depository to mail the certificates representing ALC Shares, REIT Units and/or Exchangeable LP Units, if applicable, as soon as practicable after the Effective Date, by insured first class mail, postage prepaid, in accordance with the instructions given in Box A or Box B below, or to hold such certificate(s) for pick-up in accordance with the instructions given in Box C below. If the Arrangement is not completed, the deposited Shares and all other ancillary documents will be returned by insured first class mail, postage prepaid, to the undersigned in accordance with the instructions in the preceding sentence. The undersigned recognizes that the Corporation has no obligation pursuant to the instructions given below to transfer any of the undersigned’s Shares if the Arrangement is not completed.

Please carefully review the Instructions and Rules below before completing the following information:

BLOCK A: REGISTRATION INSTRUCTIONS

Register ALC Shares, REIT Units and/or Exchangeable LP Units and issue certificates, as applicable, in the name indicated to the right hereof and enter the address indicated to the right hereof in the applicable register.
Name (please print or type)

Street Address and Number

City/Province or State/Country/Postal or Zip Code

Daytime Telephone Number

BLOCK B: SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if certificates for ALC Shares, REIT Units and/or Exchangeable LP Units are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A. Mail to the name and address indicated to the right hereof:
Name (please print or type)

Street Address and Number

City/Province or State/Country/Postal or Zip Code

BLOCK C: SPECIAL PICK-UP INSTRUCTIONS

If you wish to pick-up your certificate(s) from the Toronto office of the Depository, please so indicate by selecting the box to the right hereof:	☐ Please hold my certificate(s) representing ALC Shares, REIT Units and/or Exchangeable LP Units and I will arrange to have same picked-up directly from the Toronto office of the Depository.

PART 7
SHAREHOLDER SIGNATURE AND GUARANTEE

Signature Guaranteed by:
(if required under Instruction 3)	DATED: , 2006

Authorized Signature	Signature of Shareholder (and any Joint Shareholder)
or Authorized Representative
(See Instruction 2)

Name of Guarantor (please print clearly or type)	Name of Shareholder (please print clearly or type)

Address, including postal or zip code	Name of Authorized Representative,
(please print clearly or type)	if applicable (please print clearly or type)

Telephone Number of Shareholder

INSTRUCTIONS AND RULES
FOR COMPLETING LETTER OF TRANSMITTAL AND ELECTION FORM
1.	Use of Letter of Transmittal and Election Form
This Letter of Transmittal and Election Form (or a manually executed facsimile hereof), properly completed and duly executed, together with accompanying certificate(s) representing Shares and all other documents required by the Corporation and the Depository must be delivered to the Depository at the offices of the Depository specified on this Letter of Transmittal and Election Form. In order for a Shareholder to be able to elect to receive Exchangeable LP Units, this Letter of Transmittal and Election Form (or a manually executed facsimile hereof), properly completed and duly executed, together with accompanying certificate(s) representing Shares and all other documents required by the Corporation and the Depository must be received by the Depository at or prior to the Election Deadline.
The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing Shares and all other requisite documents is at the option and sole risk of the Person delivering same, and delivery will be deemed to be effective only when such documents are actually received. It is recommended that the necessary documentation be hand-delivered to the offices of the Depository specified in this Letter of Transmittal and Election Form. Alternatively, if sent by mail, registered mail, with return receipt is recommended. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of those Shares.
A SHAREHOLDER SHOULD NOT COMPLETE THIS LETTER OF TRANSMITTAL AND ELECTION FORM AND DELIVER IT TOGETHER WITH SUCH SHAREHOLDER’S CERTIFICATE(S) REPRESENTING SHARES IN THE MANNER DESCRIBED HEREIN IF SUCH SHAREHOLDER INTENDS TO EXERCISE THE RIGHTS DESCRIBED UNDER THE HEADING “THE ARRANGEMENT – DISSENTING SHAREHOLDERS’ RIGHTS” IN THE CIRCULAR.
2.	Signing this Letter of Transmittal and Election Form

(a)	This Letter of Transmittal and Election Form must be duly completed and signed by the Shareholder or by the Shareholder’s duly authorized representative. If signed by the registered Shareholder, the signature must correspond in every respect with the name of the registered Shareholder appearing on the face of the certificate(s) representing Shares, without any change whatsoever. Share certificate(s) registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal and Election Form is signed need not be endorsed or accompanied by any form of transfer other than this Letter of Transmittal and Election Form itself executed in accordance with this Instruction 2.

(b)	If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the accompanying Share certificate(s), or if certificate(s) representing ALC Shares, REIT Units or Exchangeable LP Units, are to be issued to, or registered in the name of, a Person other than the registered owner(s) of the accompanying Share certificate(s):
(i)	such accompanying Share certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the accompanying Share certificate(s) and must be guaranteed as noted in Instruction 3.
(c)	If the Shares transmitted hereby are held of record by two or more joint owners, both or all such joint owners must sign this Letter of Transmittal and Election Form. If any transmitted Shares are registered in different names (e.g. “John Doe” and “J. Doe”), it will be necessary to complete, sign and submit as many separate Letters of Transmittal and Election Forms as there are different registrations.

(d)	Where this Letter of Transmittal and Election Form is executed on behalf of a corporation, partnership or association, by an agent, executor, administrator, trustee, guardian or by any other person acting in a representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of authority to act. Any of the Corporation, Extendicare Holding Partnership, the REIT or the Depository, in their sole discretion, may require additional evidence of authority or additional documentation.

3.	Guarantee of Signatures

(a)	A signature guarantee on this Letter of Transmittal and Election Form is not required if: (i) this Letter of Transmittal and Election Form is signed by the registered holder of the Shares transmitted by this Letter of Transmittal and Election Form; or (ii) the Shares are transmitted by an Eligible Institution (as defined below). In all other cases, all signatures on this Letter of Transmittal and Election Form must be guaranteed by an Eligible Institution (both a signature guarantee and a medallion guarantee are required).

(b)	If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Shares or if the Arrangement is not approved by the Shareholders and the Shares’ are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shares or if certificate(s) representing ALC Shares, REIT Units, and/or Exchangeable LP Units are to be issued to, or registered in the name of, a Person other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depository (except that no guarantee is required if the signature is that of an Eligible Institution).

(c)	An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), members of these programs usually being members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers and/or banks and trust companies in the United States.

4.	Delivery of Letter of Transmittal and Election Form and Share Certificates
Certificate(s) representing all Shares submitted, as well as a properly completed and duly executed Letter of Transmittal and Election Form in the appropriate form and all other required documents, must be delivered to the Depository at one of the addresses set forth on the back page of this Letter of Transmittal and Election Form. Shareholders who wish to receive Exchangeable LP Units must ensure that the Depository receives a properly completed and executed Letter of Transmittal and Election Form, together with their Share certificates where applicable, on or before the Election Deadline, otherwise they will not receive the consideration to which they may otherwise be entitled under the Arrangement.
5.	Lost Certificate
If the certificate representing your Shares has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and sent along with a letter describing the loss, to the Depository, who will respond with the replacement requirements and assist in making the necessary arrangements to establish proper entitlement (which may include an affidavit and a bonding requirement).
6.	Depository — Privacy Notice
The Depository is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Depository receives non-public personal information about you — from transactions it performs for you, forms you send the Depository, other communications the Depository has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depository uses this to administer your account, to better serve your and its clients’ needs and for other lawful purposes relating to its services. The Depository has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at the Depository’s website, www.computershare.com, or by writing the Depository at 100 University Avenue, Toronto, Ontario M5J 2Y1. The Depository will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the foregoing.
7.	Requests for Assistance or Additional Copies
Questions and requests for assistance may be directed to the Depository and additional copies of this Letter of Transmittal and Election Form may be obtained without charge on request from the Depository at the telephone number and addresses set forth on the back page of this Letter of Transmittal and Election Form. Shareholders may also contact their local broker, dealer, commercial bank, Canadian chartered bank, trust company or other nominee for assistance.
8.	Miscellaneous

(a)	No alternative, conditional or contingent surrender of Shares will be accepted. All surrendering Shareholders waive any right to receive any notice of acceptance of Shares by executing this Letter of Transmittal and Election Form (or a manually executed facsimile hereof).

(b)	It is strongly recommended that, prior to completing this Letter of Transmittal and Election Form, you read the Circular.

(c)	Any certificates representing Shares that are not deposited together with a duly completed Letter of Transmittal and Election Form and any other documents as may be reasonably required shall, after the Effective Date, represent the right to receive only ALC Shares and REIT Units in respect thereto. If certificates formerly representing Shares have not been so deposited on or before the sixth anniversary of the Effective Date, such certificates shall cease to represent a right or claim of any kind or nature and the right of the holder of the Shares previously represented thereby to ALC Shares and REIT Units shall be deemed to be surrendered to the Corporation and the REIT, respectively together with all distributions thereon held for such Shareholder.

(d)	The Corporation, the REIT and Extendicare Holding Partnership reserve the right, if they so elect, in their absolute discretion, to instruct the Depository to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by them.

(e)	All questions as to the amount of Shares to be accepted, pro-ration, the form of documentation and the validity, eligibility (including time of receipt), acceptance of any deposit of Shares will be determined by the Corporation, the REIT and Extendicare Holding Partnership, in their sole discretion, which determination shall be final and binding on all parties. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Corporation, the REIT, Extendicare Holding Partnership, the Depository or any other Person is or will be under any duty to give notification of any defect or irregularity in deposits, nor will any of them incur any liability for failure to give any such notice. The interpretation of the terms and conditions by the Corporation, the REIT and Extendicare Holding Partnership will be final and binding on all parties.

9.	Governing Law
The Arrangement and any contract resulting from the approval of the Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to a contract resulting from the approval of the Arrangement unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

The Depository is:
COMPUTERSHARE INVESTOR SERVICES INC.
By Mail:
P.O. Box 7021
31 Adelaide St. East
Toronto, ON M5C 3H2
Attention: Corporate Actions
By Registered Mail, Hand or By Courier:
100 University Avenue
9th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions
For More Information:
Toll free: 1-800-564-6253
Email: corporateactions@computershare.com